1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 2, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Important Note: The following is an English translation of the Chinese version of the Rule of Procedures for the Board of Supervisors of Aluminum Corporation of China Limited(). In case of any discrepancies or inconsistencies, the Chinese version shall always prevail. The Rules are subject to the shareholders' approval at the coming 2011 annual general meeting.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ALUMINUM CORPORATION OF CHINA LIMITED
RULES OF PROCEDURES FOR THE BOARD OF
SUPERVISORS

(Revised Draft)

CHAPTER I GENERAL PROVISIONS

Article 1

These rules are hereby formulated in accordance with the Company Law of the People's Republic of China, Mandatory Provisions of Articles of Association of Companies Listed Overseas, CSRC Guidelines for Articles of Association of Chinese Listed Companies, Code of Corporate Governance for Listed Companies in China, Rules of Shanghai Stock Exchange on Listing Stocks, Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, other regulatory rules of the place where the Company's stock is listed inside and outside China and the Articles of Association of Aluminum Corporation of China Limited and other relative provisions (hereinafter referred to as the "Articles of Association"), with the purpose of further standardizing the discussing and voting procedures of the Company's Board of Supervisors, promoting the supervisors and the Board of Supervisors to effectively fulfill their supervisory responsibilities and improving the Company's corporate governance structure.

Article 2

The Board of Supervisors is Company's standing supervisory body, responsible for supervising the Board of Directors and its members, President, Senior Vice President, Vice President, Financial Controller and other senior management staff and preventing them from infringing the legitimate rights and interests of the shareholders, the Company and the employees

Article 3	Supervisors shall faithfully perform their supervisory duties in accordance with laws, administrative regulations and the Articles of Association.

Article 4

The reasonable expenses incurred by the Board of Supervisors in the employment of professionals such as lawyers, registered accountants, practicing auditors, etc. in the exercise of its functions and powers and expenses caused by the supervisors attending the meeting of the Board of Supervisors shall be borne by the Company.

CHAPTER II THE POWERS OF THE BOARD OF SUPERVISORS

Article 5	The Board of Supervisors shall be responsible for the Shareholders' General Meeting and exercise the following duties in accordance with laws:

(1)	to check Company finance; to examine and submit written opinions on the periodical Company reports prepared by the Board of Directors;

(2)

to supervise directors, presidents and senior management personnel when carrying out their duties; to suggest the removal of directors or senior management personnel who contravene the laws, administrative regulations, the Articles or resolutions of shareholders' general meetings;

(3)	when an action of a director, a president or senior management personnel damages the Company interests, it requests that director, presidents or senior management personnel to make corrections;

(4)

to verify financial information such as financial reports, business reports, profit distribution plans, etc. that the Board of Directors intents to submit to the Shareholders' General Meeting and, if in doubt, to be able to appoint, in the name of the Company, a registered accountant or practicing auditor to assist in reviewing such information;

(5)

to conduct an investigation in case of abnormal situation of the Company' s operation; to hire the accounting firms, law firms and other professional organizations to facilitate their work if necessary;

(6)

to suggest the holding of extraordinary shareholders' general meetings, and, when the Board of Directors does not convene or hold shareholders' general meetings as required by the Company Law, to convene or hold shareholders' general meetings;

(7)	to suggest the holding of extraordinary meetings of the Board of Directors;

(8)	to negotiate with the directors and senior management staff on behalf of the Company and to bring lawsuits against the directors and senior management staff;

(9)	other functions and powers provided for in the laws, regulations and rules, as well as the Articles of Association or granted by the Shareholders' General Meeting.

Article 6

The Board of Supervisors shall fulfill the supervision functions granted by the Shareholders' General Meeting in accordance with the laws, but shall not participate in the Company's decision-making and operational management activities.

Article 7	The outside supervisors shall independently report the integrity and diligence performance of the Company's senior management staff to the Shareholders' General Meeting.

Article 8

Supervisors may attend meetings of the Board of Directors in a non-voting capacity and raise questions and make suggestions in respect of matters that are the subject of resolutions of the Board of Directors.

Article 9

The Board of Supervisors shall give advice for the accounting firm engaged by the Company, commission other accounting firms to review the Company's financial condition in the name of the Company if necessary and directly report to the State Council authorities in charge of securities and other relevant departments.

CHAPTER III THE COMPOSITION OF THE BOARD OF SUPERVISORS

Article 10

The Board of Supervisors shall consist of three supervisors. The external supervisors (refer to those supervisors who do not hold office in the Company, the same below) shall represent more than 50 percent of the members of the Board of Supervisors. The number of the supervisors who represent the employees shall be not less than one-third of the number of supervisors. The Board of Supervisors shall have one chairman, whose appointment and dismissal shall be subject to the affirmative vote of at least two-thirds of the members of the Board of Supervisors. The term of office of a supervisor shall be 3 years. A supervisor may serve consecutive terms if reelected upon the expiration of his or her term.

Article 11

The supervisors who represent the shareholders shall be elected and removed by the Shareholders' General Meeting; the employee representative of the supervisors shall be elected and removed by the employees' democratic election. The list of candidates for the supervisors who represent the shareholders shall be subject to the resolutions of the Shareholders' General Meeting. The candidates for the supervisors who represent the shareholders shall be nominated by the Board of Directors, the Board of Supervisors and a shareholder alone or shareholders together holding at least 3 percent of the Company's shares, and shall be elected and removed by the Shareholders' General Meeting of the Company.

Article 12

Supervisors shall also have the professional knowledge and work experience in terms of the laws and accounting, in addition to the qualifications stipulated in the Articles of Association and relevant laws and regulations.

Article 13	The Company's Directors, Manager, Senior Deputy Manager, Deputy Manager, Chief Financial Officer and other senior management staff may not concurrently serve as supervisors.

Article 14	The Company's Audit Department is the administrative body of the Board of Supervisors that is responsible for handling the daily affairs of the Board of Supervisors.

CHAPTER IV PREPARATION OF THE MEETINGS OF THE BOARD OF SUPERVISORS

Article 15
(1)	it is proposed by any supervisor;

(2)

the accounting reports, business reports, profit distribution and other financial information proposed to be submitted to the Shareholders' General Meeting by the Board of Directors shall be reviewed; or there is any problem about the abovementioned information;

(3)	the Board of Supervisors has received significant reporting matters;

(4)

the Shareholders' General Meeting and the meeting of the Board of Directors have passed the resolutions that are violating the provisions of the laws, regulations, various rules of regulatory authorities, the Articles of Association, the resolutions of the Company's Shareholders' General Meeting and other relevant rules;

(5)	the misconduct of the directors and senior management staff of the Company may cause significant harm to or adverse impact on the market;

(6)	the Company, directors, supervisors and senior management staff are sued by the shareholders;

(7)

the Company, directors, supervisors and senior management staff are punished by the securities regulatory authorities, or publicly condemned by the stock exchange of the place where the Company's stock is listed;

(8)	it is proposed to negotiate with the directors on behalf of the Company or bring lawsuit against the directors;

(9)	it is proposed to be convened by the securities regulatory authorities;

(10)	other circumstances stipulated in laws, administrative regulations, departmental rules and Articles of Association.

Article 16

If the meetings of the Board of Supervisors fail to be convened on time for some reasons, the written description shall be delivered to the dispatched office of China Securities Regulatory Commission (or the governmental regulatory agencies); the contents of the written description shall be announced.

Article 17

The materials for the meetings of the Board of Supervisors shall be prepared by the personnel designated by the administrative body. The topics of the meetings of the Board of Supervisors include the motions to be discussed by the Board of Supervisors in accordance with the Company's Articles of Association and the motions proposed by people who have the right to make proposals. The designated personnel must deliver the meeting materials to the supervisors for review by fax, mail, email or by hand before the meeting of the Board of Supervisors is convened. In case of special circumstances, it shall be explained in advance. If the supervisors believe that the information can not meet the requirements, the supplementary materials may be requested.

Article 18

If the Board of Supervisors proposes to convene the extraordinary meeting of the Board, a written proposal signed by the relevant supervisor(s) shall be submitted to the Chairman of the Board of supervisors through the administrative body of the board of supervisors or directly the written proposal shall contain the following items:

(1)	the name of the relevant supervisor(s);

(2)	the reasons for proposal and the objective causes that the proposal is based on;

(3)	the proposed time or time limit, place and manner to convene the meeting;

(4)	the clear and specific proposal;

(5)	the contact information of the relevant supervisor(s) and proposed date and so on.

The administrative body of the Board of Supervisors shall issue the notice to convene the extraordinary meeting of the Board of Supervisors within three days after the administrative body of the Board of Supervisors or the Chairman of the Board of Supervisors receives the written proposal of the supervisors. If the administrative body of the Board of Supervisors is lazy to issue the meeting notice, the supervisors who make the proposal shall promptly report to regulatory agencies.

Article 19

The meetings of the Board of Supervisors shall be convened and presided over by the Chairman of the Board of Supervisors. If the Chairman of the Board of Supervisors is unable or fails to perform these duties, a supervisor elected by at least one half of the supervisors shall convene and presided over the meetings of the Board of Supervisors.

Article 20

Meetings of the Board of Supervisors may be held only if more than half of the supervisors attend. Under the premise of guaranteeing that the supervisors may fully express their views, the voting may be made by fax; the resolutions shall be signed by the participating supervisors and kept by as the records of the meetings of the Board of Supervisors.

Article 21

For convening the regular meetings and extraordinary meetings of the Board of Supervisors, the administrative body of the Board of Supervisors shall deliver the written meeting notice to all supervisors by hand, fax, email, express mail, registered mail or by other means 10 days in advance. If the meeting notice is not delivered by hand, the administrative body of the Board of Supervisors shall make confirmation by telephone.

In case of particularly urgent situation that the extraordinary meeting of the Board of Supervisors shall be convened as soon as possible, the notice may be made via telephone or orally (not limited by the abovementioned time limit), but the convener shall make statements at the meeting.

Article 22	The notice for the meeting of the Board of Directors shall be written in Chinese, including at least the following information:

(1)	date, place, and period of the meeting;

(2)	the matters (proposals) proposed to be reviewed;

(3)	the convener and host of the meeting, the relevant shareholder(s) who propose(s) the extraordinary meeting and the written proposal;

(4)	the contact and the contact information;

(5)	date of issuance of notice.

The oral notice for meeting shall at least include the above item (1) and (2), as well as the description for convening the extraordinary meeting of the Board of Supervisors in case of the urgent situation.

CHAPTER V CONVENING THE MEETINGS OF THE BOARD OF SUPERVISORS

Article 23

The forms of the meetings of the Board of Supervisors may be the on-site meeting, conference call, video conference and written meeting; the language of the meetings of the Board of Supervisors shall be Chinese.

Article 24

The meetings of the Board of Supervisors shall be attended by the supervisors in person. If any supervisor is unable to attend the meeting for some reasons, he or she may appoint the Chairman of the Board of Supervisors or other supervisor to attend the meeting on behalf of him or her with a written authorization.

The participating supervisors must sign on the attendance book. In case of the conference call or video Conference and meetings held by other forms of communication, if it is confirmed that the supervisors may communicate with each other, all participating supervisors shall be deemed as participating the meeting in person.

Article 25

The Chairman of the Board of Supervisors or the chairman of the meeting may count the number of the participating supervisors. When the number of the supervisors (including the supervisors to attend the meeting on behalf of other supervisor with a written authorization) who attend the meeting reaches two thirds of the total supervisors, the meeting shall be announced to be started.

Article 26

The supervisors who attend the meetings on behalf of others shall exercise the rights of supervisors within the scope of authorization. If any supervisor fails to attend the meetings of the Board of Supervisors or fails to appoint other supervisor to attend the meeting on behalf of him or her, it shall be deemed as that he or she has abandoned the right to vote at that meeting.

If a supervisor fails to personally attend the meetings of the Board of Supervisors and to appoint another director to attend the meetings on his or her behalf on two consecutive occasions, the Shareholders' General Meeting or the workers' representative congress shall replace him or her.

Article 27	Supervisors shall seriously review each motion, make judgments independently, express the clear opinions and assume the corresponding responsibilities.

Article 28

When necessary, the Board of Supervisors may require the Company's relevant directors, senior management staff, internal auditors and external auditors to attend the meetings of the Board of Supervisors and answer relevant questions.

Article 29

The officers from the administrative body of the Board of Supervisors shall make record for the on-site meeting. The supervisors attending the meeting shall have the right to make descriptive records of their speeches at the meeting. The meeting records may be the recording during the whole process of the meeting.

CHAPTER VI RESOLUTIONS OF THE BOARD OF SUPERVISORS

Article 30

The meetings of the Board of Supervisors adopt the "one person, one vote" voting system. Votes at an on-site meeting of the Board of Supervisors shall be taken by a show of hands. The voting intentions of the supervisors are divided into affirmative voting, negative voting and waiver. The participating supervisors shall choose one of the above three intentions; failing to make choice or choosing more than two intentions simultaneously, the chairman of the meeting shall have the right to ask relevant supervisors to make choice again; if the supervisors refuse to make choice, it shall be regarded as a waiver; if the supervisors leave the meeting venue halfway without making a choice, it shall be regarded as a waiver.

Article 31	The resolutions made at the Board of Supervisors shall require adoption by more than two thirds of the members of the Board of Supervisors.

Article 32

If the resolutions of the Board of Supervisors violate the laws, administrative regulations and the Articles of Association of the listed companies or result in economic losses to the Company, the supervisors who are responsible for these resolutions shall assume the corresponding responsibilities in accordance with the laws.

Article 33

The resolutions of the Board of Supervisors shall be implemented by one or several supervisors designated by the Chairman of the Board of Supervisors or the supervisor who exercises the rights of the Chairman of the Board of Supervisors. The Chairman of the Board of Supervisors shall report the implementation of the formed resolutions at the subsequent meetings of the Board of Supervisors.

Article 34

The Board of Supervisors shall implement the provisions about the information disclosure of the regulatory authorities and stock exchange of the place where the Company's stock is listed to timely and accurately disclose all matters or resolutions that must be disclosed by the meetings of the Board of Supervisors.

Article 35	After the motions are reviewed at the meetings of the Board of Supervisors, each supervisor must sign on the meeting minute and resolution.

Article 36

The meeting files of the Board of Supervisors, including the meeting notice, meeting materials, attendance book, meeting recording materials, voting and the meeting records, minutes and resolution announcement signed by the participating supervisors, shall be kept by the special person designated by the Board of Directors. The records of the meetings of the Board of Supervisors shall be kept for at least 10 years.

CHAPTER VII SUPPLEMENTARY PROVISIONS

Article 37	These rules are formulated by the Board of Supervisor and shall be effective after being approved by the Shareholders' General Meeting through deliberation.

Article 38

The matters not covered in these rules shall be handled in accordance with the currently effective laws, administrative regulations, normative documents, the regulatory rules of the place where the Company's stock is listed and the Articles of Association. In case that these rules are conflicted with the laws, administrative regulations, relevant normative documents and the supervisory rules of the place where the Company's stock is listed that are promulgated from time to time, the provisions in the laws, administrative regulations, relevant normative documents and the supervisory rules of the place where the Company's stock is listed shall prevail.

Article 39	These rules shall be interpreted by the Company's Board of Supervisors.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary